EXHIBIT 12.1
UTi WORLDWIDE INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year ended January 31,
	2009	2008	2007	2006	2005
Pre-tax income from continuing operations (net of minority interest in net income)	$7,488	$139,280	$138,655	$94,329	$62,804
Add fixed charges computed below	81,005	70,524	57,514	36,280	25,807
Minus capitalized interest	(1,558)	—	—	—	—

Consolidated earnings available for Fixed Charges	$86,935	$209,804	$196,169	$130,609	$88,611

Consolidated Fixed Charges
Interest expense per financial statements	$30,560	$26,804	$23,376	$9,060	$4,544
Portion of rentals (1/3) representing an interest factor	50,445	43,720	34,138	27,220	21,263

Consolidated Fixed Charges	$81,005	$70,524	$57,514	$36,280	$25,807

Consolidated Ratio of Earnings to Fixed Charges	1.1x	3.0x	3.4x	3.6x	3.4x